CHINA MEDIA INC.

12/F, Block D, Chang An Guo Ji
No. 88 Nan Guan Zheng Street
Beilin District, Xi’An, Shaan’Xi Province
China – 710068

April 21, 2010

J. Nolan McWilliams
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. McWilliams:

Re:       China Media Inc
Amendment No. 1 to the Registration Statement on Form S-1
Filed March 19, 2010
File No. 333-163969

Management’s Discussion and Analysis of Financial Position and Results of Operations, page 29

1.
We note that you generated revenues in the three months ended December 31, 2009 by the sale of two films at historical cost.  Please revise to disclose the reasons that the films were sold at historical cost.

Response:  We have revised the registration statement as requested to include the following disclosure:

“During the three months ended December 31, 2009, we earned revenues of $1,173,067, compared to $Nil during the same period in 2008.  These revenues were generated through sales of two TV series at historical cost.  We sold this programming at historical cost primarily because we produced it several years ago, we had little expectation of achieving broadcast revenue from it, and its marketing value was correspondingly low.  By selling these TV series we avoided sustaining losses in the future as their value decreased further.”

Revenues, page 30

2.
Please revise to discuss the underlying reasons why your costs of revenues increased from the period ended June 30, 2008 to the period ended June 30, 2009, in light of your decreased revenues during this period.

Response:  We have revised the registration statement as requested to include the following disclosure:

“Our cost of revenues increased from $486,914 during the year ended June 30, 2008 to $800,431 during the year ended June 30, 2009, primarily because the cost of producing and marketing our TV series Lotus Lantern Prequel was greater during the year ended June 30, 2009 than the cost of producing and marketing our TV series Special Mission during the previous fiscal year.  As a result, our gross profit decreased from $1,543,340 during the year ended June 30, 2008 to $875,024 during the year ended to June 30, 2009.”

3.
In this regard, please revise your liquidity discussion to provide an analysis of your statement that the increase in your operating expenditures was “primarily due to additional spending on film costs”.  To the extent you believe these increased expenditures represent a known trend, disclose and discuss.

Response:  We have revised the registration statement to include the following disclosure:

“The increase in expenditures on operating activities for the six months ended December 31, 2009 was primarily due to additional spending on film costs, which included the production of our TV series Doctor County Mayor.  We do not believe that this increase represents a known trend, as our spending on such costs is project-driven and will vary according to the type of film or TV series that we decide to produce.”

4.	We note your response to prior comment 24. In your next amendment, please revise your liquidity section to provide updated disclosure as to the two outstanding loans.

Response:  We have revised the liquidity section of the registration statement as requested to include the following disclosure:

“Notes Receivable

On July 12, 2009 we loaned Shaan’Xi Railroad Transportation Trading Ltd. approximately $3,370,000 under a six month term note. The note had an annual interest rate of 2% and matured on January 11, 2010. On December 8, 2009 we collected approximately $1,467,000 under the note. On January 29, 2010 we collected approximately $1,075,000 of the past due balance under the note, and on February 4, 2010 we collected the remainder of the past due balance, or approximately $828,000.

On October 16, 2009 we loaned Shaan’Xi Geothe Business Trading Ltd. approximately $1,078,000 under a three month term note. The note had an annual interest rate of 4%.and matured on January 15, 2010.  On February 26, 2010 we collected the full amount of the past due balance under the note.”

Directors and Officers, page 34

5.
Please revise each of your director biographies to present the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director, as required by amended Item 401(e) of Regulation S-K, or advise.

Response:  We have revised the director biographies in the registration statement as requested.

* * * * *
Please do not hesitate to contact us if you have any further questions or comments.

Yours truly,

/s/ Dean Li
Dean Li
President and Chief Executive Officer